UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

December 19, 2005

Minefinders Mandates BNP Paribas in Dolores Financing

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) is pleased to announce that it has awarded BNP Paribas (“BNPP”) the sole mandate to arrange and underwrite a debt financing facility of up to US$100 million for the construction, start-up, and operation of the Company’s Dolores gold and silver project, in Chihuahua, Mexico. BNPP is a world-class financial institution that provides project finance services to the energy, metals and mining industries, and has assets in excess of US$1,000 billion.

“This important mandate forms a key component of the Dolores project financing”, said Mark Bailey, President and CEO of Minefinders. “The facility is expected to have an 8.5 year maturity and will provide the Company with considerable flexibility in its determination of the optimal debt and equity components of the project’s capital funding. We are delighted to have the support of such a pre-eminent bank in moving the Dolores project forward.”

The Company is now optimizing a 18,000 tonnes/day mine plan proposed by Kappes, Cassiday & Associates, while moving ahead with the construction of the required mine infrastructure. The Company expects to complete the optimization work by early February, and most of the detailed engineering by March 2006. The optimized study will incorporate new detailed engineering, direct cost quotes, equipment utilization rates, metallurgical recoveries, and revised after-tax project economics.

Construction of the Dolores mine is targeted to begin early in the second quarter of 2006, with commissioning, start-up, and full production expected to be achieved by the second half of 2007.

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores project and is responsible for the contents of this news release. The Dolores project technical studies are available for inspection online at www.sedar.com.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

December 19, 2005

Item 3.	News Release

The News Release dated December 19, 2005 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that it has awarded BNP Paribas (“BNPP”) the sole mandate to arrange and underwrite a debt financing facility of up to US$100 million for the construction, start-up, and operation of the Company’s Dolores gold and silver project, in Chihuahua, Mexico. BNPP is a world-class financial institution that provides project finance services to the energy, metals and mining industries, and has assets in excess of US$1,000 billion.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 19th day of December, 2005.

SCHEDULE A

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

December 19, 2005

Minefinders Mandates BNP Paribas in Dolores Financing

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) is pleased to announce that it has awarded BNP Paribas (“BNPP”) the sole mandate to arrange and underwrite a debt financing facility of up to US$100 million for the construction, start-up, and operation of the Company’s Dolores gold and silver project, in Chihuahua, Mexico. BNPP is a world-class financial institution that provides project finance services to the energy, metals and mining industries, and has assets in excess of US$1,000 billion.

“This important mandate forms a key component of the Dolores project financing”, said Mark Bailey, President and CEO of Minefinders. “The facility is expected to have an 8.5 year maturity and will provide the Company with considerable flexibility in its determination of the optimal debt and equity components of the project’s capital funding. We are delighted to have the support of such a pre-eminent bank in moving the Dolores project forward.”

The Company is now optimizing a 18,000 tonnes/day mine plan proposed by Kappes, Cassiday & Associates, while moving ahead with the construction of the required mine infrastructure. The Company expects to complete the optimization work by early February, and most of the detailed engineering by March 2006. The optimized study will incorporate new detailed engineering, direct cost quotes, equipment utilization rates, metallurgical recoveries, and revised after-tax project economics.

Construction of the Dolores mine is targeted to begin early in the second quarter of 2006, with commissioning, start-up, and full production expected to be achieved by the second half of 2007.

Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the Dolores project and is responsible for the contents of this news release. The Dolores project technical studies are available for inspection online at www.sedar.com.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and potential growth in size, of the Company’s mineral reserves and resources, the economic feasibility of, and commencement of mine construction and mining operations at, the Company’s Dolores Project and the timing of the further exploration and development of the Company’s mineral projects, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”).

Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date December 19, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director